MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004.

THE FOLLOWING DISCUSSION SUMMARIZES SIGNIFICANT FACTORS AFFECTING THE CONSOLIDATED OPERATING RESULTS AND FINANCIAL CONDITION OF THE ID BIOMEDICAL CORPORATION ("ID BIOMEDICAL", "IDB" OR "THE COMPANY") FOR THE YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003. THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. ALL AMOUNTS HEREIN ARE EXPRESSED IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED. THIS MANAGEMENT DISCUSSION AND ANALYSIS IS AS OF MARCH 4, 2005.

THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE ACCOUNTS OF THE COMPANY, ITS WHOLLY-OWNED CANADIAN SUBSIDIARY ID BIOMEDICAL CORPORATION OF VANCOUVER ("IDBV"), IDBV'S WHOLLY-OWNED CANADIAN SUBSIDIARY ID BIOMEDICAL CORPORATION QUEBEC ("IDBQ"), IDBQ'S WHOLLY-OWNED US SUBSIDIARY ID BIOMEDICAL CORPORATION OF MARYLAND ("IDBM"), THE COMPANY'S WHOLLY-OWNED US SUBSIDIARY (2003 - 100%; 2002 - 97%), ID BIOMEDICAL CORPORATION OF WASHINGTON ("IDBW"), AND IDBW'S WHOLLY-OWNED US SUBSIDIARY ID BIOMEDICAL CORPORATION OF NORTHBOROUGH ("IDBN") (FORMERLY SHIRE BIOLOGICS INC.). THE RESULTS FROM OPERATIONS INCLUDE THE ACTIVITIES OF THE VACCINE BUSINESS ACQUIRED FROM SHIRE BIOCHEM INC. FOR THE PERIOD OF SEPTEMBER 10, 2004 THROUGH DECEMBER 31, 2004.

FLUVIRAL, FLUINSURE, STREPTAVAX, PGCVAX, PROTEOSOME, PROTOLLIN, CYCLING PROBE TECHNOLOGY, ARE TRADE NAMES AND TRADEMARKS OF ID BIOMEDICAL CORPORATION. NEISVAC-C IS A TRADEMARK OWNED BY BAXTER CORPORATION AND IS USED BY ID BIOMEDICAL CORPORATION UNDER LICENSE IN CANADA. THE VARIOUS BRANDS, TRADEMARKS AND TRADE NAMES MAY OR MAY NOT BE DESIGNATED WITH SUCH SYMBOLS AS (R) OR (TM).

ADDITIONAL INFORMATION CAN BE FOUND BY ACCESSING THE COMPANY'S WEBSITE AT WWW.IDBIOMEDICAL.COM.


OVERVIEW

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and the United States.

ID Biomedical currently has two marketed products in Canada:

     FLUVIRAL, an injectable influenza vaccine, licensed in Canada, and in clinical development for potential approval to enter the U.S. market; and,

     NEISVAC-C for Meningococcal Group C disease, which is distributed by the Company on behalf of Baxter Corporation.

ID Biomedical is also developing vaccines targeted at the prevention of a number of different diseases, as well as vaccines targeting biological warfare agents. In addition to the development of Fluviral for the U.S. Market, the Company's lead products in clinical development are:

     FluINsure, a non-live intranasally delivered vaccine for the prevention of influenza (flu), which has successfully completed several Phase II clinical trials and its first (non-pivotal) field efficacy study.

     StreptAvax, a subunit injectable vaccine for the prevention of diseases caused by group A streptococcus in children currently in Phase II clinical development.

     PGCvax, a subunit injectable vaccine for the prevention of diseases caused by STREPTOCOCCUS PNEUMONIAE (pneumococcus) in children, at-risk adults and the elderly, which is expected to be in Phase I testing in infants in the first half of 2005, after successfully completing Phase I testing in adults, the elderly and toddlers.

The Company also has a number of research and early stage development programs that include the possible development of intranasal vaccines for respiratory viruses (RSV, SARS, and measles), respiratory bacteria (second generation group A streptococcus, pertussis), bioterror agents (plague, anthrax) and allergies (birch pollen and other allergies). The Company's research and preclinical programs also include projects for intramuscular (injectable) vaccines: meningococcal protein vaccine, group B streptococcus vaccine, and HAEMOPHILUS INFLUENZAe vaccine.

ID Biomedical also owns the Proteosome technology, a proprietary adjuvant system suitable for stimulating immune responses in the respiratory tract following nasal administration. The Proteosome technology is a component of FluINsure and the nasally administered vaccines being developed in the Company's preclinical research programs.

In addition to the Company's main business, the Company also owns and licenses rights to a proprietary genomics analysis system, Cycling Probe Technology ("CPT").

ACQUISITION OF SHIRE'S VACCINE BUSINESS

On April 19, 2004, the Company and Shire BioChem Inc. ("Shire") entered into an Asset Purchase Agreement ("the Agreement") related to the sale of Shire's vaccine business to the Company. The closing of the transaction was conditional on consents of the Canadian government for certain government contracts and obtaining regulatory approvals. On September 9, 2004, the conditions of the closing were met and the transaction was completed. The acquisition included all the vaccine related facilities and equipment, working capital including inventory, intangible assets and long-term debt specifically related to the Shire vaccine business and it's wholly owned subsidiary, Shire Biologics Inc.

Under the Agreement, the Company acquired all of Shire's vaccine assets for a cash payment of US$60 million (payable US$30 million at closing and US$30 million being held in escrow and payable on the first anniversary of closing) and subscription receipts allowing Shire to convert 4,931,864 subscription receipts into common shares of ID Biomedical, representing additional consideration of US$60 million. During the first four months after closing, IDB had the right, in certain circumstances, to require Shire to deliver the subscription receipts back to IDB (for cancellation) in return for a cash payment of US$60 million. On January 7, 2005, IDB exercised this right and paid Shire US$60 million in cash.

As part of the transaction, a related company of Shire provided the Company with a funding facility ("the Shire Funding Facility") of US$100 million to be used over a four year period to finance the continued development of the vaccine business that the Company acquired. Subject to certain minimum repayment requirements, this facility is repayable out of the net sales of Fluviral outside of Canada and worldwide pipeline vaccine products, if any, that are developed utilizing the funding facility.

Under the terms of the agreement, the Company was required to reimburse Shire for the net operating working capital ("Net Purchased Working Capital") at June 30, 2004 and the net cost of operating the vaccines business ("Net Operating Cash") from June 30, 2004 until September 9, 2004. The Net Purchased Working Capital totaled $9.1 million and the Net Operating Cash totaled $16.8 million. Both amounts have been included by the Company as part of the consideration paid.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation of amounts measured in accordance with United States generally accepted accounting principles ("U.S. GAAP") is described in note 25 of the consolidated financial statements. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates and assumptions are made. Actual results could differ from our estimates. Significant areas requiring the use of management estimates relate to the determination of the valuation of inventory, investments, medical technology and goodwill, the useful lives of assets for depreciation and amortization, stock-based compensation, the amounts recorded as revenue and deferred revenue, product returns and accrued liabilities, and the allocation of the purchase price on an acquisition.

The significant accounting polices that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

- Revenue recognition
- Cost of product sales
- Medical technology and other assets
- Inventory

REVENUE RECOGNITION

Our revenue is comprised of product sales, licensing revenue, research and development contract revenue, and other revenue.

Product sales consist of revenues recognized when persuasive evidence of an arrangement exists, delivery to the customer has occurred, selling price is fixed and collection is reasonably assured, provided that the Company has not retained any significant risks of ownership or future obligations with respect to the products delivered. Revenue is recognized net of customer sales incentives and returns. The Company monitors and tracks the amount of returns and reduces revenues at the time of sale based on historical experience and estimates of future returns. Adjustments to the estimated returns are recorded to revenue in the period determined. In addition, the Company records a bad debt allowance based on historical experience and review of significant accounts, which is recorded within selling, general and administrative expenses.

Licensing revenue from the Company's medical technology agreements, including royalty payments, license and option fees and milestone payments, some of which are received as non-refundable upfront payments, is recorded net of amounts payable to third parties and is recognized on an accrual basis as the Company fulfills its obligations related to the various elements within the licensing agreement, in accordance with the contractual arrangements with third parties and the term over which the underlying benefit has been conferred. Payments related to medical technology agreements in which the benefit is conferred in future periods are deferred and recognized as revenue on a straight-line basis over the term of the related agreements. Revenues associated with multi-element arrangements are attributed to the various elements based on their relative fair value.

Research and development contract revenue from collaborative agreements is recognized on the percentage of completion method, based on the ratio of costs incurred to date over the estimated costs attributable to the respective collaborative agreement. This method is used because management considers expended costs to be the best available measure of progress on these agreements. Funds received and expenditures incurred are recorded on a gross basis. Cost related to the collaborative agreements include all direct material and labor costs, supplies, external contracts, administrative overhead and depreciation costs of facilities and equipments used directly in performing services under the agreements and are recorded as research and development expenses; selling, general, and administrative expenses; and depreciation. Changes in estimates of agreement price, total estimated costs or estimated losses, if any, are included in the determination of estimated cumulative revenue and expenses in the period the change is determined by management.

Payments received under contract research and development agreements, which are non-refundable, are recorded as revenue as the research and development activities are performed.

Other revenue includes distribution fees received from the provision of contract distribution services and a pandemic readiness fee. The Company records distribution fees, which are based on invoice costs of the goods shipped, at the time of product shipment. The pandemic readiness fee is earned under certain arrangements and is calculated as the costs incurred to maintain a state of readiness plus an allowable margin. This fee is recognized as the readiness costs are incurred by the Company.

COST OF PRODUCT SALES AND INVENTORY

Cost of product sales, consisting of expenses related to the production of FLUVIRAL and the agreement to distribute NEISVAC-C, are charged against earnings in the period of the related product sales to third parties. Expenses are comprised of direct and indirect costs related to the manufacturing process and include expenditures related to quality inspection, quality assurance, supply chain management, safety and regulatory, but exclude depreciation and amortization expenses. These expenses are allocated to inventory during each stage of the manufacturing process and eventually to cost of product sales when the related product is sold to third parties. While the Company believes that its allocations are reliable, actual production costs and volume changes may impact inventory, cost of product sales, and the absorption of production expenses. Cost related to maintaining a state of readiness against an influenza pandemic are also recognized as cost of product sales and are charged against earnings in the period the costs are incurred.

Inventory consists of raw materials, supplies, work in progress and finished goods. Raw materials and supplies are recorded at the lower of cost and replacement cost. Work in progress and finished goods are recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

MEDICAL TECHNOLOGY AND OTHER ASSETS

The Company capitalizes the cost of acquiring medical technology and other assets from third parties. Costs are amortized over the estimated useful life of the technology once use of the related product commences or once the Company enters into a licensing agreement with respect to the technology. We determine the estimated useful lives for medical technology and other assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. We review the carrying value of our medical technology and other assets on an annual basis to determine if there has been a change in any of these factors. A significant change in these factors may warrant a revision of the expected remaining useful life of the medical technology and other assets, resulting in accelerated amortization or an impairment charge, which would impact earnings. During the year ended December 31, 2004, the Company made no changes to its accounting estimates that would have a material impact on the carrying value or period of amortization of medical technology and other assets.

CHANGES IN ACCOUNTING POLICIES

Effective July 1, 2004, the Company changed its policy of identifying amounts related to the initial patent costs associated with the protection of intellectual property. The costs included in this change are those associated with the filing and prosecution of patents in domestic and international jurisdictions. As a result, such costs, previously capitalized, are now accounted for as selling, general and administrative expenditures and are recorded as expenses in the period in which they are incurred in accordance with the Company's accounting policy described in note 2 to our December 31, 2004 consolidated financial statements. This change has been applied retroactively and the effects of the loss and the loss per share are disclosed in note 3 of the consolidated financial statements.

RESULTS FROM OPERATIONS

The Company recorded a net loss of $39.7 million ($0.94 per share) for the year ended December 31, 2004 compared to a net loss of $31.8 million ($0.89 per share) for the year ended December 31, 2003. The results from operations include the activities of the acquired vaccine business from Shire for the period of September 10, 2004 through December 31, 2004. Provided below is selected financial information for each of the eight most recently completed quarters.

-------------------------------------------------------------------------------------------------------------------
YEAR ENDING                                DECEMBER 31         SEPTEMBER 30            JUNE 30            MARCH 31
(IN THOUSANDS OF DOLLARS)
-------------------------------------------------------------------------------------------------------------------
2004
  Total revenue                               $ 31,945              $17,449           $  2,735            $  1,533
  Income (loss) from operations                (12,219)              (5,015)            (9,145)            (11,714)
  Net income (loss)                            (10,386)              (7,557)           (10,905)            (10,859)
2003
  Total revenue                               $  1,512                2,084              1,856               1,386
  Income (loss) from operations                (14,022)              (7,736)            (6,137)             (5,679)
  Net income (loss)                            (13,131)              (8,661)            (5,869)             (4,112)

Total revenue increased for the three months ended December 31, 2004 and September 30, 2004 as a result of the Shire acquisition. This revenue was primarily related to flu vaccines sales and research and development contract revenue. Fluctuations in income (loss) from operations and net income (loss) are due to the seasonal nature of the Fluviral product sales; most of which occurs in September, October and November of each year. Also impacting income (loss) from operations and net income (loss) is the cost of our lead products in clinical development, and the funding of our research and early stage development programs. Effective July 1, 2004, the Company changed its policy of identifying amounts related to the initial patent costs associated with the protection of intellectual property, described in note 3 to our December 31, 2004 consolidated financial statements. As a result, such costs, previously capitalized, are now accounted for as selling, general and administrative expenditures and are recorded as expenses in the period in which they are incurred in accordance with the Company's accounting policy stated in note 2(g) of the consolidated accounting statements. This change is reflected in the table above and did not have a material impact on any one quarter.

REVENUE

Included in revenue are product sales from our two marketed products FLUVIRAL and NEISVAC-C. Also included in revenue is research and development contract revenue, deferred licensing revenue and other revenue.

For the year ended December 31, 2004, the Company's revenue totaled $53.7 million compared to $6.8 million for the year ended December 31, 2003.

Product sales revenue in the amount of $36.1 million was recorded for the year ended December 31, 2004 compared to $0 for the year ended December 31, 2003. This revenue primarily relates to the sales of the Company's two marketed vaccines to the Canadian government. Product sales increased as a result of the Shire acquisition.

Research and development contract revenue in the amount of $13.4 million was recorded for the year ended December 31, 2004 compared to $4.1 million for the year ended December 31, 2003. Research and development contract revenue includes revenue recognized as a result of the Shire Funding Facility to support the development of the non-flu vaccine candidates acquired from Shire. Revenue recognized from the Shire Funding Facility totaled $6.8 million for the year ended December 31, 2004. The Company determined that these amounts are appropriate to recognize as revenue since the amount and date of repayment of these advances are not known and there is no requirement to repay any advances if the early stage, non-flu vaccine candidates acquired from Shire are not successful. Other research and development contract revenue totaling $6.6 million in 2004 and $4.1 million in 2003 is a result of agreements executed during 2003 with Dynport Vaccine Company for the development of an antigen for a injectable subunit plague vaccine.

Previously deferred licensing revenue in the amount of $2.7 million was recognized for the year ended December 31, 2004, compared to $2.7 million for the year ending December 31, 2003. Based on the Company's current licensing agreements, amortization of deferred licensing revenue is expected to continue at the present amount through October 2006. The amortization of deferred licensing revenue does not result in additional cash to the Company.

Other revenue, consisting primarily of the pandemic readiness fees under an agreement with the Government of Canada and other fees to store and distribute vaccines under an agreement with the Quebec Ministry of Health, totaled $1.5 million for the year ended December 31, 2004 compared to $0 for the year ended December 31, 2003. Other revenue increased as a result of the Shire Acquisition.

The Company expects to earn additional product sales, licensing revenue and research and development contract revenue in the future from existing and new agreements. The extent and timing of such additional product sales, licensing revenue and research and development contract revenue will be dependent upon the overall structure and terms and conditions of current and any future agreements and regulatory approvals.

EXPENDITURES

COST OF PRODUCT SALES

Cost of product sales includes the expenses related to the production and distribution of FLUVIRAL(R), the distribution of NEISVAC-C, and other product related costs. Cost of product sales was $21.4 million for the year ended December 31, 2004. Prior to the acquisition of Shire, the Company did not have products sales.

RESEARCH AND DEVELOPMENT

Research and development expenses increased $17.0 million or 54%, to $48.5 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. The increase in research and development expenses in 2004, compared to the same period in 2003 is a result of the Shire acquisition, the cost of advancing our lead products in clinical development, and the funding of our research and early stage development programs. Included in research and development expenses is stock-based compensation expense totaling $1.9 million and $1.2 million for the year ended December 31, 2004 and 2003 respectively.

Research and development tax credits and grants include amounts received or receivable from Technology Partnerships Canada ("TPC"), National Institutes of Health ("NIH") and provincial government investment tax credits. Research and development tax credits and grants was $2.8 million for the year ended December 31, 2004 compared to $2.3 million for the year ended December 31, 2003. There were $0.9 million in TPC grants recognized for the year ended December 31, 2004 compared to $1.8 million for the year ended December 31, 2003. NIH grants totaled $0.8 million for the year ended December 31, 2004. There were no NIH grants during 2003. Provincial government investment tax credits totaled $1.2 million for the year ended December 31, 2004 as compared to $0.6 million for the year ending December 31, 2003.

We expect to continue incurring substantial research and development expenses in the near future relating to the potential licensure of Fluviral in the U.S and the continued clinical studies for the FluINsure, StreptAvax, and PGCvax development programs. There will also be incremental costs associated with the hiring of additional research and development personnel to support the continued progress of our other research and development programs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased $8.8 million, or 125% to $15.8 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. This increase is primarily the result of the selling and administrative organizations acquired in the Shire acquisition. Included in the selling, general and administrative expenses is stock-based compensation expense totaling $2.6 million and $0.5 million for the years ended December 31, 2004 and 2003 respectively.

In future periods we expect increases in selling, general and administrative expenses resulting from stock-based compensation, business development, and the cost of additional Sarbanes-Oxley reporting compliance.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense relates to facilities and equipment and medical technology and other assets. Depreciation and amortization expense increased $4.7 million, or 113% to $8.8 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. These increases are directly related to the value of the assets acquired in the Shire acquisition.

We believe that depreciation and amortization expense will continue to increase as the Company invests in manufacturing facilities and equipment necessary to increase capacity to support the Company's vaccine product candidates. In the short-term these increases will be offset by the sale and leaseback of our Vaccine Research Center in Laval, Quebec and of the pilot scale manufacturing facility in Northborough, Massachusetts.

INVESTMENT INCOME

Investment income increased $1.0 million to $2.6 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. These increases in interest income are a result of increased levels of cash and short term investments resulting from the Company's 2003 financing activities.

The Company expects that investment income will continue to fluctuate in relation to cash balances and interest rates.

FOREIGN EXCHANGE GAIN (LOSS)

The Company recorded a foreign exchange loss of $3.0 million for the year ended December 31, 2004 as compared to a $0.1 million loss for the year ended December 31, 2003. This foreign exchange loss is directly related to the Company's investment in US dollars prior to completion of the Shire acquisition to satisfy the US$60 million obligation (US$30 million paid at closing on September 9, 2004 and US$30 million held in escrow and payable on the first anniversary of closing) of the acquisition.

The Company expects that foreign exchange gain (loss) will continue to fluctuate in relation foreign exchange rates.

INTEREST EXPENSE

Interest expense increased $1.1 million to $1.2 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. The increase in interest expense is a direct result of the flu advances, received under the Shire Funding Facility.

In the future the Company will continue to recognize interest expense related to the flu advances under the Shire funding Facility. Additionally, interest expense will be recognized on the loan used to repurchase the Shire subscription receipts.

GAIN ON SALE OF SHORT-TERM INVESTMENT

In January 2003, the Company sold its investment in Third Wave Technologies Inc. for $2.5 million resulting in a gain of $1.7 million.

LOSS ON DISPOSAL OF MEDICAL TECHNOLOGY AND OTHER ASSETS

The Company recorded a $0.03 million loss on disposal of medical technology and other assets for the year ended December 31, 2004 related to the disposal of certain trademarks. For the year ended December 31, 2003, the Company recorded a $1.3 million loss from the disposal of medical technology and other assets. The 2003 amount represented the unamortized portion of medical technology, less the termination of an obligation classified as long-term debt, related to research programs targeting possible vaccines against E. COLI and MYCOBACTERIUM TUBERCULOSIS, which the Company is no longer pursuing.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its technology acquisitions, research and development activities and capital expenditures from the licensing of the Company's technologies, private and public equity financing, and leasing transactions. The Company has also received proceeds from contract revenue related to collaborative research and development agreements with corporate partners, contracts and grants from government agencies, and product sales.

We expect future funding to be provided through public equity financing and contract revenue from collaborative research and development agreements, contracts and grants from government agencies, product sales, sale and leaseback of facilities and asset backed financings.

The Company's primary objective for the investment of funds is to preserve the Company's cash for the continued advancement of the Company's vaccine product candidates, research, and other operating expenditures by investing in low risk, readily marketable securities. The Company had cash and short-term investments of $105.1 million at December 31, 2004 as compared to $156.2 million at December 31, 2003. Included in cash and cash equivalents and current liabilities is $36.1 million related to the US$30 million loan payable to Shire on September 9, 2005 and held in escrow as at December 31, 2004.

The Company's net working capital decreased to $53.7 million at December 31, 2004 compared to $149.0 million at December 31, 2003. The decrease in working capital is the result of the Shire acquisition and funding the Company's research, development, manufacturing and clinical trial expenses. The working capital does not include $25.1 million received January 10, 2005 from the Shire Funding Facility or any other amounts remaining under the Shire Funding Facility. Additionally, the working capital does not include approximately $50 million received on March 3, 2005 for the sale and leaseback of two facilities acquired from Shire.

Also impacting the Company's liquidity and capital resources are the Shire Funding Facility, TPC funding, provincial government tax credits, exercise of stock options, foreign exchange rates, debt repayment, additions of facilities and equipment, and additions to medical technology and other assets.

On January 7, 2005, the Company closed a loan transaction for proceeds of US$60 million. The loan is backed by the assets of the Company, including a US$20 million Letter of Credit and certain financial covenants. The principal amount will bear interest at an annual rate of 8%. The principal plus any unpaid and accrued interest becomes due and fully payable in 18 months. The Company used the proceeds of this transaction to repurchase the 4,931,864 subscription receipts held by Shire that were issued in connection with the Company's acquisition of the vaccine business of Shire Pharmaceuticals Group, plc. All conditions precedent to this transaction have now been satisfied and the subscription receipts have been cancelled.

Cash used in operating activities was $6.9 million for the year ended December 31, 2004 compared to cash used in operating activities of $23.2 million for the year ending December 31, 2003.

Additions to facilities and equipment were $23.8 million for the year ended December 31, 2004 compared to $5.3 million for the year ended December 31, 2003. This increase is associated with facility expansion to support the clinical and manufacturing development of the Company's vaccine product candidates. These amounts do not include facilities and equipment acquired from Shire totaling $160.5 million.

Medical technology and other assets added during the year ended December 31, 2004 totaled $0.07 million compared to $0.04 million for the year ended December 31, 2003. These amounts do not include medical technology and other assets acquired from Shire totaling $10.5 and an increase of $1.0 million in medical technology and other assets resulting from the issuance of share purchase warrants to TPC.

For the year ended December 31, 2004, the Company made debt payments, including payments of obligations under capital leases, totaling $1.2 million. Debt payments for the year ended December 31, 2003 totaled $1.1 million. Required additional principal payments on capital leases are $0.05 million. In addition the Company has entered into a long term funding agreements, and operating lease agreements for office and laboratory space and office equipment. The minimum annual commitments related to these agreements and the Company's capital leases are as follows:

-----------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                   PAYMENTS DUE BY PERIOD
-----------------------------------------------------------------------------------------------------------------
CONTRACTUAL                     TOTAL          LESS THAN 1         1-3 YEARS         4-5 YEARS           AFTER 5
OBLIGATIONS                                       YEAR                                                    YEARS
-----------------------------------------------------------------------------------------------------------------
CAPITAL LEASE
OBLIGATIONS                   $    49               $   30            $   19            $    -           $     -
OPERATING LEASES               12,245                2,239             3,190             2,755             4,061
LONG TERM DEBT                 37,043                  990                               3,610            32,443

We have no relationships with any "special purpose" entities and have no commercial commitments with related parties. The Company's primary contractual obligations are in the form of operating leases, capital leases, and future research and development expenditures.

We expect that our current available cash resources, working capital, expected product revenue, expected interest income, expected licensing revenue, estimated funding from corporate partnerships, proceeds from asset sales, the Shire Funding Facility and any required debt or equity financings should be sufficient to satisfy the funding of existing product development programs and other operating and capital requirements for at least the next 12 months. The amount of the expenditures that will be necessary to execute our business plan is subject to numerous uncertainties, which may adversely affect liquidity and capital resources to a significant extent. Other than our two marketed products in Canada, all of our lead vaccine product candidates are currently in human clinical trials. Completion of clinical trials may take several years, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product. The duration and the cost of clinical trials may vary significantly over the life of a project as a result of unanticipated developments arising during the clinical trials and the duration, cost and outcome, therefore, cannot be estimated.

RISKS AND UNCERTAINTIES

The Company will require additional capital to fund its ongoing research and development, product development, and other operating activities. As a result, the Company intends to seek funds from a variety of sources, including product sales, corporate alliances, cooperative research and development agreements, contracts and grants from government agencies, and other financing arrangements. In addition, the Company will likely issue securities if it determines that additional capital could be obtained under favorable conditions. However, there can be no assurance that these funds will be available on favorable terms, if at all.

The information in this management's discussion & analysis of financial condition and results of operations contains so-called "forward-looking" statements. These include statements regarding ID Biomedical's expectations and plans relating to the integration of the vaccine business acquired from Shire, statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the Company's ability to successfully integrate the Shire vaccine business; (ii) the Company's ability to successfully complete preclinical and clinical development of its products; (iii) the Company's ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the Company's revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing;
(vi) the Company's ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the Company's filings with the Securities and Exchange Commission. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.


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MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING


The consolidated financial statements contained in this annual report have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of the information presented in these financial statements are the responsibility of management. In addition, management is responsible for all other information in this annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the financial statements.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The financial statements include amounts, which are based on the best estimates and judgments of management. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control and, exercises this responsibility principally through the Audit Committee. The Audit Committee consists of six directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The Company's auditors, KPMG LLP, have conducted an independent examination of the financial statements. Their examination includes a review of the Company's system of internal controls and appropriate tests and procedures to provide reasonable assurance that the financial statements are presented fairly and in accordance with accounting principles generally accepted in Canada.




/s/ ANTHONY F. HOLLER                                   /s/ TODD R. PATRICK
------------------------                                -------------------
Anthony F. Holler                                       Todd R. Patrick
CHIEF EXECUTIVE OFFICER                                 PRESIDENT


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